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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

On or about April 9, 2025, Dole plc (the “Company”) will distribute its definitive proxy statement to shareholders for an annual general meeting of shareholders to be held on May 21, 2025. A copy of the proxy statement is annexed as Exhibit 99.1 hereto.
The information furnished in this Report on Form 6-K, including the exhibits related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.    Description

99.1         Definitive Proxy Statement

DOLE PLC SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2025
DOLE PLC
(Registrant)

By: /s/ Rory Byrne
Name: Rory Byrne
Title: Chief Executive Officer